SECOND QUARTER 2003 INTERIM REPORT

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2003

▶	Highlights Year to Date

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Net income (Cdn$ millions)	$26	$53	$59	$95
Net operating income (Cdn$ millions)	$60	$67	$116	$120
Power delivered (gigawatt hours)	1,589	1,711	2,954	3,087

▶	Financial Results

For the six months ended June 30, 2003, Great Lakes Power Inc. reported net operating income of $116 million, down from $120 million in the same period of 2002. The impact of lower hydrology in Quebec and New England was partly offset by increased contribution from the company’s hydroelectric power operations in Ontario and Louisiana. Net income for the six months ended June 30, 2003 was $59 million down from $95 million in the six months of 2002, primarily due to lower hydrology and decreased investment income.

Net operating income for the three months ended June 30, 2003 was $60 million, down from $67 million in the same period last year. Net income for the quarter declined to $26 million from $53 million in the same period last year.

▶	Achievements Year to Date

During the first half of 2003, Great Lakes successfully completed the integration of the 16 hydroelectric generating stations acquired in 2002 into its operations while maintaining the company’s low cost structure and ensuring full operational availability of all plants. Great Lakes also completed construction of two hydroelectric power stations during 2003, increasing its total generating capacity to 1,684 megawatts (“MW”). The company’s power operations now include 39 generating stations located in a number of watersheds across North America.

Robert A. Dunford Generating Station, Ontario

The 45 MW Robert A. Dunford Generating Station located on the Michipicoten River near Wawa, Ontario, commenced commercial operations in April 2003. The Dunford Generating Station was completed on schedule and on budget for $72 million, and replaces the older 27 MW High Falls station with a larger, more efficient facility with increased peak power generating capability. The completion of this project increased the company’s generating capacity in Ontario to 957 MW, solidifying its position as a key participant in Ontario’s competitive energy markets.

Pingston Creek Generating Station, British Columbia

The 30 MW Pingston Creek Generating Station in south-central British Columbia near Revelstoke commenced commercial operations in May 2003. This $65 million project was developed in a 50/50 joint venture with Canadian Hydro Developers Inc. All of the station’s power output will be sold to BC Hydro under a 20-year power sale contract signed in August 2002. The completion of this station adds to the company’s generating capacity in British Columbia and further enhances the geographic diversification of its power operations.

Maine Power Interconnection, Maine

During May 2003, Great Lakes also completed the expansion of the power interconnection between the company’s Maine Power system, acquired in 2002, and the New England power grid, through the construction of a new 115 kV, 24 mile long transmission line. This US$17 million project increased the capacity of the interconnection from 20 MW to 130 MW and greatly enhances the company’s ability to transmit Maine Power’s generation output into the New England power markets.

Issuance of $384 Million Secured Bond

In June, Great Lakes completed a $384 million 6.6% senior secured bond issue due June 16, 2023. The bonds are rated A (low) by Dominion Bond Rating Service and are secured by the Great Lakes Power Ltd. hydroelectric generation and transmission assets in northern Ontario, which include 726 kilometres of transmission lines and 12 hydroelectric generating stations. Proceeds are to be used to redeem approximately $300 million of maturing debt and to finance capital improvements. Backed primarily by merchant power sales rather than the more traditional long-term power sales contracts, the financing reflects the high quality of the company’s hydroelectric generating and transmission assets and the strength of its operations in northern Ontario.

Cedar Dam Generating Station

Great Lakes advanced the approval process for the construction of a new 9 MW hydroelectric station on the Lièvre River to increase annual generation by 62 gigawatt hours (“GWh”) of energy. It is expected that the company will receive final approvals for this $24 million project in the third quarter of 2003, for expected completion in the summer of 2005. The station, to be built onto the existing dam structure, will optimize use of existing water resources. All power produced by this facility will be sold to Hydro Québec under a long-term Power Purchase Agreement.

▶	Other Initiatives

Construction continues on a US$32 million 25 MW natural gas-fired cogeneration station in New Hampshire, expected to commence operation in the first quarter of 2004. This station will provide electricity and steam to the pulp and paper facilities located in Berlin/Gorham, New Hampshire, owned by Nexfor Inc., an affiliate of the company’s principal shareholder.

Construction also continues on three new hydroelectric generating stations in southern Brazil: the 30 MW Passo do Meio project in the State of Rio Grande do Sul, and the 16 MW Pedrinho and 15 MW Salto Natal projects stations in the State of Paraná. These projects are expected to be substantially completed during the third quarter of 2003.

▶	Operating Results

Despite drier than expected conditions in Quebec and New England, the company was still able to report net operating income of $116 million, compared to $120 million during the same period last year. Electricity generation in the first six months of 2003 decreased marginally to 2,954 GWh compared to 3,087 GWh in the same period last year, mainly due to lower generation at the company’s power operations in western Quebec. Net power revenue for the first six months increased to $170 million in 2003 from $162 million in 2002.

Operating and maintenance costs for the first six months of 2003 increased by $5 million to $29 million and depreciation increased by $6 million to $27 million, as a result of the acquisition of new operations in Ontario, Maine and New Hampshire during 2002.

Revenue from investments and other income, which consists of dividends from the company’s investments and securities portfolios, interest on loans receivable and other fee income, was $36 million for the first six months of 2003, down from $51 million in 2002 due to lower average interest rates and balances.

Power delivered and net operating income by operating segment for the quarter and year to date compared to the same periods in 2002 are shown below:

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Power Delivered
(gigawatt hours)
Ontario	772	699	1,558	1,304
Quebec	344	529	573	1,000
Northeast United States	158	130	261	178
Other Power Operations	315	353	562	605

Total	1,589	1,711	2,954	3,087

Net Operating Income
(Cdn$ millions)
Ontario	$29	$31	$65	$55
Quebec	7	17	15	37
Northeast United States	4	3	6	5
Other Power Operations	20	16	30	23

	$60	$67	$116	$120

▶	Outlook

Since the beginning of 2002, Great Lakes has increased its generating capacity by 693 MW through the acquisition of 16 existing hydroelectric generating facilities in Ontario, Maine and New Hampshire and the completion of two new hydroelectric generating stations in Ontario and British Columbia. This expansion positions the company to increase power generation levels in 2003 compared to prior years with a return to more normal levels of precipitation in eastern North America. Great Lakes is aggressively seeking to increase returns by optimizing the use of its facilities as new development projects and acquisitions are brought on stream.

The company continues to explore further acquisition opportunities in the North American power generation industry. The preference is for long-life hydroelectric generating facilities with water storage reservoirs. The company will also consider acquiring thermal generating stations, with a knowledgeable partner where appropriate, at significant discounts to their replacement costs.

/s/  Edward C. Kress

Edward C. Kress
Chairman

August 19, 2003

Consolidated Balance Sheet

(unaudited)	June 30,	December 31,
Cdn$ millions	2003	2002

Assets
Cash and cash equivalents	$5	$10
Accounts receivable and other	315	186
Securities	422	590
Long-term investments	559	559
Power generating assets	2,142	2,155

	$3,443	$3,500

Liabilities
Accounts payable and other	$146	$158
Property specific borrowings	970	905
Corporate term debentures	510	593
Future income tax liability	124	120
Minority interests	338	350
Shareholders’ equity	1,355	1,374

	$3,443	$3,500

Consolidated Statement of Income

	Three months ended June 30		Six months ended June 30
(unaudited)
Cdn$ millions, except per share amounts	2003	2002	2003	2002

Net power revenue	$87	$90	$170	$162
Expenses
Operating and maintenance	15	14	29	24
Fuel purchases	8	4	17	8
Cash taxes and other	4	5	8	10

Net operating income	60	67	116	120
Investment and other income	17	27	36	50

	77	94	152	170
Other expenses
Interest	23	20	45	40
Depreciation	13	12	27	21
Minority interests	6	6	7	10
Administrative costs	5	3	10	4
Non-cash items	4	—	4	—

	51	41	93	75

Net income	$26	$53	$59	$95

Net income per common share	$0.21	$0.41	$0.47	$0.75

Consolidated Statement of Retained Earnings

	Three months ended June 30		Six months ended June 30
(unaudited)
Cdn$ millions	2003	2002	2003	2002

Retained earnings
Balance, beginning of period	$536	$470	$523	$448
Net income	26	53	59	95
Distributions to holders of common shares and equivalents	(20)	(20)	(40)	(40)

Balance, end of period	$542	$503	$542	$503

Consolidated Statement of Cash Flows

	Three months ended June 30		Six months ended June 30
(unaudited)
Cdn$ millions	2003	2002	2003	2002

Cash flow from operations
Net income	$26	$53	$59	$95
Add non-cash items
Depreciation	13	12	27	21
Other	(10)	2	(16)	(4)

Cash flow from operations	29	67	70	112
Net change in non-cash working capital and other	25	(16)	(27)	(23)

	54	51	43	89

Financing and shareholder distributions
Borrowings	373	197	399	328
Debt repayments	(364)	(28)	(366)	(36)
Issuance of Income Fund units	—	103	—	103
Distributions:
– Great Lakes Hydro Income Fund unitholders	(12)	(5)	(19)	(10)
– Common shares and equivalents	(20)	(20)	(40)	(40)

	(23)	247	(26)	346

Investing
Securities sales	90	—	169	—
Long-term investments	—	—	—	7
Loans and other receivables	(81)	89	(102)	263
Power generating assets	(53)	(372)	(89)	(682)

	(44)	283	(22)	(412)

Cash and cash equivalents
Increase (decrease)	(13)	16	(5)	23
Balance, beginning of year	18	17	10	10

Balance, end of period	5	33	5	33

▶	Notes to Consolidated Financial Statements

1.	SUMMARY OF ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements include the accounts of the company consolidated with the accounts of all its subsidiaries. Reference is made to the company’s most recently issued Annual Report, which included information necessary or useful to understanding the company’s businesses and financial statement presentations. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that report. The company’s accounting policies and methods of their application are consistent with those of the most recent annual financial statements, except as may be described elsewhere in these financial statements.

The quarterly financial statements are unaudited. Financial information in this Interim Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company’s financial assets as well as gains realized on investment transactions.

2.	CHANGES IN ACCOUNTING POLICY

Effective January 1, 2003, the company adopted, without restatement of the prior period comparative financial statements, the new accounting standards issued by the Canadian Institute of Chartered Accountants on the Disclosure of Guarantees.

3.	GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The company provides guarantees from time to time as described in Note 14 of the annual financial statements. There have been no material changes, for the period ended June 30, 2003, to the disclosures related to the guarantees as reported in the most recent annual financial statements.

4.	SHAREHOLDERS’ EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

	June 30	December 31
Cdn$ millions	2003	2002

101,383,135 (2001 — 101,383,135) Common shares	$603	$603
Retained earnings	542	523
Cumulative translation adjustment	(38)	—

	1,107	1,126
Subordinated convertible debentures	248	248

	$1,355	$1,374

The subordinated convertible debentures mature September 30, 2013 and bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%.

5.	COMPARATIVE FIGURES

Certain of the prior year’s figures have been reclassified to conform to the 2003 presentation.

6.	NET POWER REVENUE

The company reports power revenue net of the power purchases that were required under a regulated Ontario market prior to May 2002 (2003 — nil, 2002 — $14 million).

Note: This Interim Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

▶	Profile

Great Lakes Power Inc. is an independent power producer with operations and developments located mainly in North America. Our power operations, which operate under the name “Brascan Power”, include 38 hydroelectric generating stations and one natural gas-fired cogeneration plant with a combined generating capacity of 1,684 megawatts. Our current operations generate on average 7,000 gigawatt hours of electricity annually and have water storage capacity of 1,767 gigawatt hours.

Great Lakes is a wholly-owned subsidiary of Brascan Corporation (TSX: BNN.A, NYSE: BNN).

Power Operations

	Generating	Generating	Installed
	Stations	Units	Capacity

			(megawatts)
Ontario
Great Lakes Power	12	21	349
Mississagi Power	4	8	488
Valerie Falls Power	1	2	10
Lake Superior Power(1)	1	3	110

	18	34	957
Quebec
Lièvre River Power	3	10	238
Pontiac Power	2	7	28

	5	17	266
Northeast United States
Maine Power	6	31	126
New Hampshire Power	6	21	31

	12	52	157
Other Power Operations
Powell River Energy	2	7	82
Pingston Creek	1	2	30
Louisiana HydroElectric Power	1	8	192

	4	17	304

TOTAL	39	120	1,684

(1)	Natural gas-fired cogeneration station

▶	Head Office

Great Lakes Power Inc.
Suite 300, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856